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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                   FORM 8-A/A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             Varian Associates, Inc.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

            Delaware                                             94-2359345
     -----------------------                                -------------------
     (State of incorporation                                 (I.R.S. Employer
         or organization)                                   Identification No.)

 3050 Hansen Way, Palo Alto, California                           94304-1000
----------------------------------------                          ----------
(Address of principal executive offices)                          (Zip Code)

If this Form relates to the registration of a         If this Form relates to the registration of a
class of debt securities and is effective upon        class of debt securities and is to become
filing pursuant to General Instruction A(c)(1)        effective simultaneously with the effectiveness
please check the following box.   / /                 of a concurrent registration statement under
                                                      the Securities Act of 1933 pursuant to General
                                                      Instruction A(c)(2) please check the following
                                                      box:   / /

        Securities to be registered pursuant to Section 12(b) of the Act:

   Title of each class                               Name of each exchange on
     to be registered                             which each class is registered
-------------------------------                   ------------------------------
Preferred Stock Purchase Rights                       New York Stock Exchange
                                                       Pacific Stock Exchange

        Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                ----------------
                                (Title of Class)

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

            On November 3, 1995, Varian Associates, Inc. (the "Company") entered into an amendment (the "Second Amendment") to the Rights Agreement, dated as of August 25, 1986, as amended by the First Amendment to Rights Agreement (the "First Amendment"), dated as of June 29, 1989 (as amended, the "Rights Agreement"), between the Company and The First National Bank of Boston, a national banking association ("Bank of Boston"), as Rights Agent. The Second Amendment, entered into by and among the Company, Bank of Boston and First Chicago Trust Company of New York, a New York trust company ("First Chicago"), amends the Rights Agreement, effective as of 5:00 p.m., P.S.T. on November 3, 1995, to (i) change the Rights Agent under the Rights Agreement from Bank of Boston to First Chicago and (ii) reflect adjustments previously made under and in accordance with the Rights Agreement in connection with the two-for-one split of the common stock, par value $1.00 per share (the "Common Stock"), of the Company, effected on March 17, 1994 in the form of a 100% stock dividend.

            The Rights Agreement establishes the terms of the Preferred Stock Purchase Rights (the "Rights") which were distributed to holders of record of the Common Stock on September 3, 1986. The Rights were registered pursuant to
Section 12(b) of the Securities Exchange Act of 1934, as amended, on a Registration Statement on Form 8-A dated September 2, 1986, as amended by Amendment No. 1 to Form 8-A dated July 7, 1989 ("Amendment No. 1 to Form 8-A"), each filed by the Company with the Securities and Exchange Commission (as amended, the "Form 8-A"). Each Right entitles the registered holder to purchase from the Company one two- hundredth of a share of Series A Junior Participating Preferred Stock of the Company (the "Series A Preferred Stock") at a purchase price of $62.50 per one two-hundredth of a share (the "Exercise Price"), subject to adjustment.

            The Rights will be evidenced by Common Stock certificates until the "Distribution Date." The Distribution Date means the close of business on the earlier of (i) the tenth day after (x) any Person (as defined in the Rights Agreement), together with all Affiliates (as defined in the Rights Agreement) and Associates (as defined in the Rights Agreement) of such Person, becomes the beneficial owner of 15% or more of the shares of the Company's Voting Stock (as defined in the Rights Agreement) then outstanding (an "Acquiring Person"); provided, however, that an Acquiring Person shall not include (A) the Company,
(B) any subsidiary of the Company, (C) any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company (clauses (A), (B) and (C) are collectively referred to as an "Exempt Person"), (D) any Person whose ownership of 15% or more of the shares of Voting Stock of the Company then outstanding results from a transaction or transactions approved by the Continuing Directors (as defined in the Rights Agreement) and effected before such Person acquires such 15% beneficial ownership, (E) any Person whose beneficial ownership of shares of Voting Stock of the Company is increased to 15% or more of the shares of Voting Stock of the Company then outstanding solely by reason of a reduction in the number of issued and outstanding shares of Voting Stock of the Company pursuant to a transaction or transactions approved by the Continuing Directors of the Company or (F) any Person whose ownership of 15% or more of the shares of Voting Stock of the Company then outstanding results from any action or transaction deemed by a resolution of the Continuing Directors of the Company not

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to cause such Person to become an Acquiring Person which resolution is passed prior to such Person otherwise becoming an Acquiring Person; and provided further that in the event such Person does not become an Acquiring Person by reason of clauses (D), (E) or (F), such Person shall become an Acquiring Person upon his acquisition of an additional 1% of the Company's Voting Stock (unless such Person would not become an Acquiring Person by reason of any provision of the Rights Agreement, including those referred to in clauses (D), (E) and (F)); and (y) a public announcement that an Acquiring Person has become such (the date of such acquisition and announcement being referred to as the "Stock Acquisition Date"); or (ii) the tenth day (or such later day as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) after the date of the commencement by any Person (other than an Exempt Person) of, or the first public announcement of the intent of any Person (other than an Exempt Person) to commence, a tender or exchange offer upon the successful consummation of which such Person, together with its Affiliates and Associates, would be the beneficial owner of 30% or more of the then outstanding shares of Voting Stock of the Company (irrespective of whether any shares are actually purchased pursuant to such offer).

            Until the Distribution Date, the Rights may be transferred only simultaneously and together with the transfer of the Common Stock and the surrender for transfer of any certificate for Common Stock shall constitute the surrender for transfer of the Right associated with the Common Stock evidenced thereby. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

            The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on August 25, 1996, unless earlier redeemed by the Company as described below.

            The Series A Preferred Stock may not be issued except upon exercise of the Rights. Each share of Series A Preferred Stock will be entitled to receive, when, as and if declared, a cash dividend in an amount equal to 100 times the cash dividend declared on the Common Stock and a preferential quarterly cash dividend of $0.05 per one two-hundredth of a share ($10.00 per share). In the event of liquidation, the holders of the Series A Preferred Stock will be entitled to receive a liquidation payment in an amount equal to $0.625 per one two-hundredth of a share ($125.00 per share) plus all accrued and unpaid dividends or distributions. Each share of Series A Preferred Stock will have 100 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which common shares are exchanged, each share of Series A Preferred Stock will be entitled to receive 200 times the amount received per share of Common Stock. The rights of the Series A Preferred Stock as to dividends, liquidation and voting are subject to antidilution provisions. The Series A Preferred Stock will be nonredeemable.

            The number of shares of Series A Preferred Stock issuable upon exercise of the Rights is subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the Common Stock. The Exercise Price is subject to





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adjustment in the event of extraordinary distributions of cash or other property to holders of Common Stock.

            Fractions of shares of Series A Preferred Stock may, at the election of the Company, be evidenced by depositary receipts. The Company may also issue cash in lieu of fractional shares which are not integral multiples of one two-hundredth of a share of Series A Preferred Stock.

            The Rights Agreement provides that, unless the Rights are earlier redeemed or the transaction is approved by the Continuing Directors, if a Person or group becomes the beneficial owner of 15% or more of the Company's Voting Stock, proper provision will be made so that each holder of record of a Right, other than the Acquiring Person (whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Exercise Price, that number of shares of the Series A Preferred Stock having a market value at the time of the transaction equal to two times the Exercise Price. In lieu of issuing shares of Series A Preferred Stock, the Company may, if a majority of Continuing Directors determines that such action is necessary or appropriate and not contrary to the interests of the holders of the Rights, elect to issue or pay, upon the exercise of the Rights, cash, property, shares of Preferred or Common Stock, or any combination thereof, having an aggregate fair market value equal to the fair market value of the Series A Preferred Stock that otherwise would have been issued.

            The Rights Agreement further provides that, unless the Rights are earlier redeemed or the transaction is approved by the Continuing Directors, in the event that, after the Rights have become exercisable, the Company were to be acquired in a merger or other business combination (in which any shares of the Company's Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, proper provision will be made so that each holder of record of a Right will thereafter have the right to receive, upon payment of the Exercise Price, that number of shares of the Common Stock having a Fair Market Value (as defined in the Rights Agreement) at the time of the transaction equal to two times the Exercise Price.

            At any time on or prior to the close of business on the tenth day after a Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.05 per Right (the "Redemption Price") if the Board of Directors of the Company determines in its sole discretion that redemption is in the best interests of the Company and its stockholders, whether or not (i) any of the Rights have theretofore been exercised, or (ii) exercise thereof at the time would be deemed economic or (iii) any of the transactions referred to in Section 11 or 13 of the Rights Agreement have then been proposed. Immediately upon the action of the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

            Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.





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            The Rights Agreement provides that the Rights Agreement may be amended after the Rights become exercisable only with the approval of the Continuing Directors, provided such directors then constitute a majority of the Company's Board of Directors.

            As of the close of business on November 3, 1995, there were 31,073,392 shares of Common Stock issued and outstanding (and 7,792,916 shares of Common Stock reserved for issuance under the Varian Associates, Inc. 1982 Non-Qualified and Incentive Stock Option Plan, 1985 Employee Stock Purchase Plan and the Omnibus Stock Plan). As of the close of business on November 3, 1995, there were 31,073,392 Rights outstanding. The Company has reserved 280,000 shares of Series A Preferred Stock for issuance upon exercise of the Rights.

            The Rights have certain potential "anti-takeover" effects in that exercise of the Rights may cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Continuing Directors.

            The form of Rights Agreement between the Company and Bank of Boston is attached as Exhibit 1 to the Form 8-A, the First Amendment is attached to Amendment No. 1 to Form 8-A as Exhibit 2 and the Second Amendment is attached hereto as Exhibit 3, and each is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibits.


ITEM 2.  EXHIBITS.

 Exhibit No.                          Description
 -----------                          -----------
      1          Form of Rights Agreement, dated as of August 25, 1986, between
                 Varian Associates, Inc. and The First National Bank of Boston
                 (incorporated by reference to Exhibit 1 to the Company's
                 Registration Statement on Form 8-A dated September 2, 1986).

      2          First Amendment to Rights Agreement, dated as of June 29,
                 1989, between Varian Associates, Inc. and The First National
                 Bank of Boston (incorporated by reference to Exhibit 2 to Amendment No. 1 to the Company's Form 8-A dated July 7, 1989).

      3          Second Amendment to Rights Agreement, dated as of November 3,
                 1995, by and among Varian Associates, Inc., The First National
                 Bank of Boston and First Chicago Trust Company of New York.


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                                   SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE:  November 6, 1995         VARIAN ASSOCIATES, INC.
                                (Registrant)


                                By:             /s/ JOSEPH B. PHAIR
                                   ---------------------------------------------
                                                   Joseph B. Phair
                                   Vice President, General Counsel and Secretary





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                                 EXHIBIT INDEX


 EXHIBIT NO.                         DESCRIPTION OF EXHIBIT
      1          Form of Rights Agreement, dated as of August 25, 1986, between
                 Varian Associates, Inc. and The First National Bank of Boston
                 (incorporated by reference to Exhibit 1 to the Company's
                 Registration Statement on Form 8-A dated September 2, 1986).

      2          First Amendment to Rights Agreement, dated as of June 29,
                 1989, between Varian Associates, Inc. and The First National
                 Bank of Boston (incorporated by reference to Exhibit 2 to Amendment No. 1 to the Company's Form 8-A dated July 7, 1989).

      3          Second Amendment to Rights Agreement, dated as of November 3,
                 1995, by and among Varian Associates, Inc., The First National
                 Bank of Boston and First Chicago Trust Company of New York.





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